

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 18, 2015

<u>Via E-mail</u>
Ning Tang
Executive Chairman of the Board of Directors
Yirendai Ltd.
4/F, Building 2A, No. 6 Lang Jia Yuan
Chaoyang District, Beijing 100022
The People's Republic of China

> **Re: Yirendai Ltd.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 7, 2015**
> **Responses dated August 7, 2015,**
> **August 14, 2015 and August 31, 2015**
> **CIK No. 0001631761**

Dear Mr. Tang:

　　We have reviewed your amended draft registration statement and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

1.   We note your disclosure on page 15 that you do not invest your own capital in loans facilitated through your marketplace. You recognize that the automated investing tool could cause you to hold investors' funds for a period longer than a transfer from investor to borrower and since you allocate the investor funds among multiple approved borrowers, this part of your business goes beyond the simple one-to-one matching of investors with borrowers. You disclose on page 86 that the management fee you receive related to the automated investing tool is equal to the interest return on the loans to the

investor in excess of the targeted return. You also clarify in your response to comment 4 filed on August 31, 2015 that there is no cap on the financial guarantee obligation you provide to investors related to loan defaults and you disclose on page 75 that the risk reserve fund purpose is to limit investor losses due to borrower defaults. Based on the above facts please explain in detail why the loan activity on your platform is not presented in your financial statements and the accounting guidance you relied upon.

2.   We note your critical accounting policy disclosures beginning on page 84 and your responses to comments 4, 5 and 8 filed on August 7, 2015, August 14, 2015 and August 31, 2015. Please tell us and revise your disclosures to clarify the following:

   • Whether investors are able to "opt out" of the risk reserve fund and the amount of loans currently covered by the fund;

   • The period during 2015 in which you charged investors a separate fee for the risk reserve fund service as disclosed on page 82, the amount received and if material, the revenue recognition policy for that fee;

   • How the rate of return offered to an investor using the automated investing tool correlates to the APR disclosed on page 120;

   • Whether the rate of return an investor receives on a loan differs based on the use of the automated investing tool versus the self-directed investing tool and if so, how;

   • The amount of loans generated and net charge-off rate for each period by pricing grade similar to the table at the top of page 82;

   • Who the parties are to the loan agreement; and

   • Whether the investor fully funds every loan they invest in and does the specified investment period match the loan terms for the automated investing tool.

3.   As it relates to your response filed on August 14, 2015, please tell us whether an investor using the automated investing tool may withdraw their funds. If so, please tell us what legal obligation you have to refund the investor their investment and fund the related loan?

4.   We note your responses to comment 4 filed on August 7, 2015, August 14, 2015 and August 31, 2015 regarding the risk reserve fund and the related accounting policy. Please address the following:

   • Explain when an investor would incur a loss on their investment if they opted into the risk reserve fund and tell us where in the risk reserve fund service legal agreement it informs the investor of such risk including if there were no new business to fund the risk reserve fund cash account. Refer to Article 2.4.

- Tell us the historical look-back period for charge-offs you used to calculate the stand ready guarantee obligation for each pricing grade and the charge-off rate per pricing grade.

- Given your short operating history tell us how you determined that your own history was sufficient to calculate the significant inputs for the discounted cash flow model (e.g. collection rate and growth rate) and how you considered other qualitative factors in your valuation.

- Tell us the amount of obligation you recognized by pricing grade, if available and the amount of loans covered by the risk reserve fund by pricing grade.

5.   We note your response to comment 4 filed on August 31, 2015 and that your subsequent measurement policy for the risk reserve fund liability is to recognize an expense when the amount of contingent liability is in excess of the stand-ready liability or if otherwise, you will recognize revenue. Please tell us if you are tracking your obligation on a loan-to-loan basis in order to know when to release the obligation. If not, explain when you would recognize revenue or release your obligation. In addition, clarify whether you are using fair value to subsequently account for the liability and how you determined this was appropriate.

6.   We note your revenue recognition policy beginning on page F-36 and that you charge investors a management fee to use the automated investing tool. You disclose on page 81 that the transaction fee is charged to borrowers and you receive a portion upfront, up to 42%, and the remainder on a monthly basis over the term of the loan. You also fund your risk reserve cash account with the portion of the transaction fee received up front. You disclose that you charge various other fees, for example late payment fee, too. Please address the following related to your revenue recognition policy in 2015:

- Tell us all the fees you charge, the payment terms of those fees, whether they are fixed or variable and who pays them (i.e. investor or borrower);

- If the management fee is paid by a different counterparty than the transaction fee, tell us how you determined it was appropriate to combine these contracts and account for them as a single arrangement under ASC 605; and

- Tell us all of the deliverables in your arrangements and explain in greater detail how you identified the various deliverables once the contracts were combined. As part of your response, please tell us whether the deliverables in your arrangements have standalone value and how this was determined based on the guidance in ASC 605-25-25-2. If standalone value exists for certain of these deliverables, please also tell us how you allocated arrangement consideration based on the guidance in ASC 605-25-30-2.

7. We note in your responses to comment 7 that ASC 860-50 does apply to you and the servicing you provide is for loans originated on your platform. However, you have concluded that there was no servicing asset or liability for the three-months ended March 31, 2015 because you were adequately compensated for providing the loan services based on the revenue you allocated under the multiple element revenue recognition analysis. Please address the following:

- Tell us the amount of servicing income you received for the loans originated on your platform for the periods presented and which line item those fees are recognized in on the Statement of Operations;

- Clarify whether your conclusion that there is no servicing asset or liability under ASC 860-50 is for all periods presented in the financial statements or just for those loans originated during the first quarter of 2015;

- Explain in greater detail how you determined that the benefits you receive to service the loans were just adequate to compensate you for your servicing responsibilities and that a purchaser would neither pay nor receive payment to obtain the right to service for the same rate you are being compensated. As part of this response please describe the valuation model used and inputs in determination that the fair value was $0. Refer to ASC 860-50-30-1 to 7.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services I

cc: Yu Cong
Z. Julie Gao, Esq.